SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                           PUBLIC INFORMATION NOTICE

                 BA'S FARES TO FRANCE & ITALY SIX TIMES HIGHER
                                 THAN RYANAIR'S

Ryanair, Europe's No. 1 low fares airline, today (Friday, 21st May 2004) criticised BA's latest attempt to rip-off consumers with high fares to France and Italy - fares that are an incredible SIX times more expensive than Ryanair's.

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "BA's latest 'offer' is a joke! They are continuing to price gouge consumers with their ridiculously high fares. The public already knows BA's fares are a rip-off. BA can't match Ryanair's low fares and can't match Ryanair's punctuality record and customer service.

        "BA's latest offering to the South of France start at a wallet busting GBP179.00, almost SIX TIMES HIGHER than Ryanair's low fare to South France, from GBP30 return! BA's fares to Italy - from GBP189 - are MORE THAN SIX TIMES HIGHER than Ryanair's from just GBP30 return.

        "This year Ryanair will carry 28 million passengers on 151 routes across 16 European countries. It's no wonder millions of consumers are voting with their feet and choosing Ryanair's unbeatable value to South of France and Italy.

        "Consumers see for themselves who really delivers what they want - Europe's lowest fares and unbeatable Customer Service - and that's Ryanair".

RETURN FARES (from)
                                                 RYANAIR           BA

SOUTH OF FRANCE                                   GBP30           GBP179

ITALY                                             GBP30           GBP189
(source: BA news release - 20th May 04)

Ends.                          Friday, 21st May 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 May 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director